UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Incoming, Inc.
(Name of Issuer)

Class A Common Stock, $0.001 par value per share
(Title of Class of Securities)

45338K103
Cusip Number

Victor AbiJaoudi II Attorney-in-Fact 244 Fifth Avenue, V235 New York, NY 10001 (917) 210-1074
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 13, 2010
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45338K103

1		NAME OF REPORTING PERSONS Ephren W. Taylor II
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO (See Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER

2,075,332 shares, of which 1,930,256 shares are directly owned by Mr. Taylor, 135,026 shares are directly owned by City Capital Corporation (“City Capital”) and 10,050 shares are directly owned by Resilient Innovations LLC (“Resilient”).  Mr. Taylor is the Chief Executive Officer of City Capital and a limited liability company member of Resilient. Mr. Taylor may be deemed to have sole power to vote shares held by City Capital and Resilient.

	8	SHARED VOTING POWER
See response to Row 7.
	9	SOLE DISPOSITIVE POWER

 2,075,332 shares, of which 1,930,256 shares are directly owned by Mr. Taylor, 135,026 shares are directly owned by City Capital and 10,050 shares are directly owned by Resilient.  Mr. Taylor is the Chief Executive Officer of City Capital and a limited liability company member of Resilient. Mr. Taylor may be deemed to have sole power to dispose of the shares held by City Capital and Resilient.

	10	SHARED DISPOSITIVE POWER
See response to Row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,075,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%
14	TYPE OF REPORTING PERSON
IN

CUSIP No. 45338K103

1		NAME OF REPORTING PERSONS City Capital Corporation
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
22-2774460
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO (See Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 135,026 shares, except that Mr. Taylor, the Chief Executive Officer of City Capital, may be deemed to have sole power to vote shares held by City Capital.
	8	SHARED VOTING POWER
See response to Row 7.
	9	SOLE DISPOSITIVE POWER
135,026 shares, except that Mr. Taylor, the Chief Executive Officer of City Capital, may be deemed to have sole power to dispose of the shares held by City Capital.
	10	SHARED DISPOSITIVE POWER
See response to Row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
135,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON
CO

CUSIP No. 45338K103

1		NAME OF REPORTING PERSONS Resilient Innovations LLC
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
26-2244602
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO (See Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,050 shares, except Mr. Taylor, a limited liability company member of Resilient, may be deemed to have sole power to vote shares held by Resilient.
	8	SHARED VOTING POWER
See response to Row 7.
	9	SOLE DISPOSITIVE POWER
10,050 shares, except Mr. Taylor a limited liability company member of Resilient, may be deemed to have sole power to dispose of the shares held by Resilient.
	10	SHARED DISPOSITIVE POWER
See response to Row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON
OO

Explanatory Note

This Amendment No. 1 is being filed to report the inclusion of two additional persons, the creation of a reporting group and the acquisition of additional securities of Incoming, Inc. (the “Company”).

Item 1.  Security and Issuer.

This Amendment No. 1 to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on September 23, 2010 (the “Statement”), relating to the Class A common stock, par value $0.001 per share (the “Common Stock”) of the Company acquired by City Capital, Resilient and Mr. Taylor upon conversion of (a) a convertible promissory note in the original principal amount of $117,430.30 to Mr. Taylor (the “Taylor Note”); (b) a convertible promissory note in the original principal amount of $68,863 to City Capital (the “City Capital Note”); and (c) a convertible promissory note in the original principal amount of $5,125 to Resilient (the “Resilient Note”).  According to the Company’s most recent Current Report on Form 8-K filed with the Commission on September 10, 2010, the principal executive offices of the Company are located at 244 Fifth Avenue, V235, New York, NY 10001.

Item 2.  Identity and Background.

The information in Items 2(a) and 2(b) below supplements the information set forth in the Statement, except the address of Mr. Taylor is hereby amended:

(a)  This statement is being filed by City Capital, Resilient and Mr. Taylor.  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

(b)  The address for each of the Reporting Persons is:

Name and Address:

Ephren Taylor II	City Capital Corporation	Resilient Innovations LLC
2000 Mallory Lane, Suite 130- 301	3100 Smoke Tree Court	2000 Mallory Lane, Suite 130- 131
Franklin, TN 37067	Raleigh, NC 27604	Franklin, TN 37067

        The state or organization and principal business of City Capital and Resilient are as follows:

	City Capital Corporation	Resilient Innovations LLC

State of Organization	Nevada	Missouri

Principal Business	City Capital is a socially conscious professional management and diversified holding company engaged in leveraging investments, holdings and other assets to build value for investors and shareholders.	Resilient is a private equity firm wholly owned by Mr. Taylor and engaged in diversified investments, including merchant processing, infomercials, and direct response.

      (d) and (e).  During the last five years, neither City Capital nor Resilient has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting
       Person is or was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The information in Item 3 is hereby supplemented as follows:

The shares of Common Stock reported hereby were issued to each of the Reporting Person in consideration for the cancellation of certain unsecured indebtedness of the Company owed to such Reporting Person, as follows:

	Cancelled	Common
Reporting Person	Indebtedness	Stock
Ephren W. Taylor II	$117,430.30	230,256
City Capital Corporation	$68,863.00	135,026
Resilient Innovations LLC	$5,125.00	10,050
	$191,418.30	375,332

Item 4.  Purposes of Transaction.

The information in Item 4 is hereby amended and restated as follows:

Each Reporting Person acquired the shares of Common Stock reported hereby for investment purposes only.

No Reporting Person has any plan or proposal which relates to, or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

The information in Item 5 is hereby amended and restated as follows:

(a)-(b)  Set forth in the table below is the number and percentage of shares of Common Stock beneficially owned by each Reporting Person as of September 17, 2010.

Name	Number of Shares Beneficially Owned with Sole Voting and Dispositive Power	Number of Shares Beneficially Owned with Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned(1)
Ephren W. Taylor II(2)	2,075,332	-0-	2,075,332	11.2%
City Capital Corporation	135,026	-0-	135,026	0.7%
Resilient Innovations LLC	10,050	-0-	10,050	0.1%
________________

(1) Based on 18,599,332 shares of the Company issued and outstanding as of September 17, 2010.
(2) Mr. Taylor is deemed to be the beneficial owner of the shares reported solely by reason of his affiliation with City Capital and Resilient. Mr. Taylor disclaims any beneficial ownership of shares of Common Stock beneficially owned by City Capital and Resilient, except to the extent of his pecuniary interest therein.

(c)  On September 7, 2010, the Company issued the Taylor Note, the City Capital Note and the Resilient Note (collectively, the “Converted Notes”) in exchange for the termination of the existing loans payable to each Reporting Person in the aggregate original principal amount of $191,418.30.  Immediately thereafter, each of the Reporting Persons elected by written notice to convert the original principal amount of their respective Converted Note into an aggregate of 375,332 shares of Common Stock.  For a further description of the Converted Notes and the cancellation of the outstanding indebtedness of the Company, please refer to Items 1.01 and 1.02 to the Company’s Current Report on Form 8-K filed with the Commission on September 10, 2010, and incorporated herein by reference.

(d) To the knowledge of the reporting person, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referenced herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

None.

Item 7.  Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement dated September 23, 2010 by and among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	Date: September 23, 2010		EPHREN W. TAYLOR II

		By:	*
Ephren W. Taylor II

CITY CAPITAL CORPORATION

		By:	*
Name: Ephren W. Taylor II
Title: Chief Executive Officer

RESILIENT INNOVATIONS LLC

		By:	*
Name: Ephren W. Taylor II
Title: Authorized Person

*By:	/s/ Jasmine Victoria
Name:	Jasmine Victoria
Attorney-in-Fact

*  This Amendment No. 1 to Schedule 13D was executed pursuant to a power of attorney, which is incorporated herein by reference and set forth in a Form 3 filed on behalf of Mr. Taylor on August 31, 2010, appointing each of Jasmine Victoria and Victor AbiJaoudi II as attorney-in-fact.

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the Class A Common Stock, par value $0.001 per share, of Incoming, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. The undersigned further agree that any amendments to such statement on Schedule 13D shall be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.

The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this 23rd day of September, 2010.

Dated: September 23, 2010

EPHREN W. TAYLOR II
CITY CAPITAL CORPORATION
RESILIENT INNOVATIONS LLC

By:	/s/ Jasmine Victoria
Name:	Jasmine Victoria
Title:	Attorney-in-fact for Ephren W. Taylor II, individually, and in his capacity as Chief Executive Officer of City Capital Corporation and as the authorized person of Resilient Innovations LLC